Exhibit 99.1

Moolec Science SA announces the implementation of a share consolidation of its ordinary shares, par value U.S.$0.10 per share (the “Shares”)

Cayman Islands, December 31, 2025 – Moolec Science SA (NASDAQ: MLEC; “The Company”; “Moolec”), a science-based food ingredient company focused on producing animal proteins and nutritional oils in plants, today announced that its board of directors (the “Board”) has determined the effective date and the final ratio for the previously approved share consolidation of Moolec’s ordinary shares of par value of US$0.10 each (the “Share Consolidation”). The Share Consolidation will become effective as of 8:00 a.m. (Eastern Time) on January 5, 2026 (the “Effective Date”). The final share consolidation ratio is 15-for-1 so that all shareholders holding every 15 ordinary shares of par value of US$0.10 each will hold 1 ordinary share of par value US$1.50 each.

Accordingly, the number of issued and outstanding ordinary shares will be reduced from 10,891,761 Shares to approximately 726,118 Shares on the Effective Date.

No fractional shares will be issued to any shareholder, and in lieu of issuing any such fractional shares, the fractional shares resulting from the Share Consolidation will be rounded up to the nearest whole share. Except for the adjustments that will result from the treatment of fractional shares, the Share Consolidation will not have any dilutive effect on our shareholders.

Upon the opening of the market on January 5, 2026, the new shares resulting from the Share Consolidation will be admitted to trading on Nasdaq Capital Market under CUSIP number G6223S 125.

The Share Consolidation is intended by the Company to regain compliance with a minimum bid price of U.S.$1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

Continental Stock Transfer & Trust Company, the Company’s transfer agent, with its registered office at 1 State Street 30th Floor, New York, NY 10004-1571, is acting as the transfer agent for the Share Consolidation.

Forward-looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s plan to effect a share consolidation and regain compliance under the NASDAQ rules, performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this report, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this report will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.